ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

April 11, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR RECEIVES PERMISSION TO DRILL FROM THE CHIEF INSPECTOR OF MINES FOR THE CONTACT LAKE IOCG & URANIUM PROJECT

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has  been granted permission to drill on its Contact Lake property by the Chief Inspector of Mines for the Northwest Territories. The Company has received notice from the Chief Inspector of Mines that the Company Safety Program is in compliance with Section 15.02 of the Mine Health and Safety Act and Regulations and is deemed acceptable. The Contact Lake Mine is a former past producer of silver and high grade uranium. The Contact Lake mine formerly produced 627,000 ounces of silver and 6,933 pounds of uranium between 1934 and 1979.  Alberta Star’s President and CEO, Tim Coupland stated, “We have now successfully secured and become fully permitted for drilling in one of  the largest and most prospective base and precious metal and uranium areas in Canada’s Northwest Territories. With its permitting in place the Company is able to implement its long-term exploration strategy which was developed prior to the rapid rise of base and precious metals and uranium metal prices.  The Company is now fully permitted for long-term drilling at Contact Lake and is intent on taking advantage in the growth of electrical energy demand, and the recent increases in base and precious metal prices in the United States and worldwide”.

DRILLING 15,000 METER DRILL PROGRAM-CONTACT LAKE IOCG & URANIUM PROJECT

A recently completed interpretation report by Dr. Hamid Mumin of Brandon University, covering the various geophysical data sets and available geological information relating to the Contact Lake property recommended the execution of a comprehensive exploration program for 2006. The exploration program includes additional ground and airborne geophysics such as localized Induced Polarization/Resistivity (IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping, line-cutting followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high-priority areas. The program provides that the scheduled holes will be drilled to an average depth of 200 -500 meters per-hole using a Boyles 25A. Drilling is expected to commence in late April 2006.

CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY PERMITTED

The Company has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. Alberta Star is fully permitted for diamond drilling in the Sahtu Dene Land Settlement Area at Contact Lake.

CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake project is located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and is 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake project and surrounding area is over 51,473.96 acres in size.  The Contact Lake Project is located 5 kilometers from two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high-grade uranium.  The Contact Lake Mineral belt encompasses a mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of five former past producing silver and uranium mines in the area.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. The Company is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region. The Contact Lake Mineral Belt is approximately 15 kilometers long and has been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions located anywhere in the world. The current spot price for uranium is now $41.00 US per pound as of April 11, 2006.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.